

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2015

Via E-mail
Mr. Tom D'Alonzo
Acting Chief Executive Officer
Salix Pharmaceuticals, Ltd.
8510 Colonnade Center Drive
Raleigh, NC 27615

Re: Salix Pharmaceuticals, Ltd.
Item 4.02 Form 8-K
Filed January 28, 2015
File No. 000-23265

Dear Mr. D'Alonzo:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1. Please confirm that you will provide the restatement disclosures required under ASC 250-10-50 in your 2014 Form 10-K.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Keira Nakada, Senior Staff Accountant, at (202) 551-3659.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Accounting Branch Chief